The Singapore Fund, Inc.
Contact: John J. O’Keefe	For Immediate Release
Telephone: (800) 933-3440 or (201) 915-3054
www.daiwast.com / okeefej@daiwastc.com

Aberdeen Asset Management PLC

Gary Marshall

Telephone: (215) 405-5707

www.aberdeen-asset.com / gary.marshall@aberdeen-asset.com

The Singapore Fund Announces Approval of Aberdeen as Investment Manager; Termination of Investment Advisory Agreement; Election of a New Independent Director and Chairman; Adoption of a Discount Management Policy; Approval in Principal of a One-Time Tender Offer; and a Rescheduled Date for the Annual Meeting of Stockholders

Board Approval of Investment Management Agreement

JERSEY CITY, New Jersey, June 3, 2011 — The Singapore Fund, Inc. (NYSE: SGF), a closed-end management investment company seeking long-term capital appreciation through investment primarily in Singapore equity securities (the “Fund”), announced today that the Fund’s Board of Directors has voted to approve, and to recommend the stockholders of the Fund approve, an Investment Management Agreement (the “Proposed Agreement”) between the Fund and Aberdeen Asset Management Asia Limited (“Aberdeen Asia”).  The Proposed Agreement, if approved by stockholders, will replace the Fund’s existing investment management agreement pursuant to which the Fund’s current investment manager, DBS Asset Management (United States) Pte. Ltd. (“DBSAM”), manages the investment of the Fund’s assets.

Under the Proposed Agreement, the total management fees paid by the Fund would be a monthly fee at an annual rate of 0.80% of the first $50 million of the Fund’s average weekly net assets and 0.66% of the Fund’s average weekly net assets in excess of $50 million.  These fees would be the same as the fees paid to DBSAM under the existing investment management agreement.

Summary Background on Aberdeen Provided By Aberdeen

Aberdeen Asset Management PLC (together with its subsidiaries, “Aberdeen”) is an independent asset manager founded in 1983, with $287 billion in assets under management (“AUM”) as of December 31, 2010.  Singapore is the regional head office of Aberdeen’s Asian operations, which were established in 1992.  Asian equity securities in both regional and single country mandates are core investment competencies of Aberdeen.  Aberdeen manages over $69 billion in Asia-Pacific (excluding Japan) equity securities including Singapore equity securities.  Closed-end management investment companies have formed part of Aberdeen’s business since its inception and remain an important element of its client base in the United States and globally.  Aberdeen currently manages 29 closed-end management investment companies with $11.9 billion in assets under management as of December 31, 2010.

Board Approval of Termination of Investment Advisory Agreement

The Fund announced today that the Fund’s Board of Directors has determined not to renew the investment advisory agreement (the “Advisory Agreement”) between the Fund and its current investment adviser, Daiwa SB Investments (Singapore) Ltd.  As a result, the Advisory Agreement is terminated effective immediately.   The termination of the Advisory Agreement will not affect the Fund’s existing investment management agreement with DBSAM described above.

Resignation of Chairman of the Fund’s Board of Directors

The Fund also announced today that Masaaki Goto has resigned as Director and Chairman of the Board of Directors of the Fund effective immediately. The Board of Directors expressed their appreciation to Mr. Goto for his significant contributions during his years of service.

Election of a New Director and Chairman of the Fund’s Board of Directors

The Fund also announced today that the Board of Directors of the Fund has elected Moritz Sell to replace Mr. Goto as an Independent Director and as Chairman of the Board of Directors of the Fund.  Mr. Sell currently serves as a director and market strategist of Landesbank Berlin AG.  Mr. Sell launched Landesbank Berlin AG’s proprietary trading activities in London in 2000 and currently heads a team of nine traders responsible for managing the bank’s capital, using opportunistic and arbitrage strategies. He also serves as an Independent Director of the Aberdeen Australia Equity Fund.

Discount Management Policy

The Fund also announced today that the Fund’s Board of Directors has approved a Discount Management Policy, effective upon stockholder approval of the Proposed Agreement. In accordance with the Discount Management Policy, if the Fund’s shares trade on the New York Stock Exchange (“NYSE”) at an average discount from their net asset value (“NAV”) of more than 9% during any fiscal quarter of the Fund (based on the reported closing price on the NYSE on each trading day during that fiscal quarter), the Fund’s Board of Directors will consider a variety of measures to address the Fund’s discount, including but not limited to, repurchasing outstanding shares of the Fund, reviewing the Fund’s distribution policy and corporate actions or other measures which the Board of Directors may reasonably believe can assist in reducing the Fund’s discount to NAV.  The particular policy measures applied will be at the discretion of the Board of Directors and will depend on the prevailing circumstances.

Approval in Principal of One-Time Tender Offer

The Fund announced today that the Board of Directors has voted to approve in principal a one-time tender offer (the “Tender Offer”) to repurchase up to 25% of its outstanding shares at up to 99% of NAV, subject to regulatory and other confirmations, to commence at a time following stockholder approval of the Proposed Agreement with Aberdeen Asia.  The Tender Offer, if made, will be made on the terms and subject to the conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.  The Tender Offer, if made, will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO.  Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

Rescheduled Date of Annual Meeting of Stockholders

The Fund also announced today that the Annual Meeting of Stockholders has been rescheduled for Thursday, August 4, 2011 at 10:30 A.M., New York time.  The Annual Meeting will be held at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019.  The Fund’s Board of Directors has fixed the close of business on June 15, 2011 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournments of the Annual Meeting.

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